February 25, 2011

Securities and Exchange Commission

Public Filing Desk

100 F Street N.E.

Washington, D.C. 20549

RE:

Dunham Funds, File Numbers 333-147999 and 811-22153

Ladies and Gentlemen:

On behalf of Dunham Funds, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 15 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The purpose of this filing is to provide current financial statements and other updating information for Dunham Funds including revised principal strategy and risk descriptions found in the prospectus.  The Trust will be filing an acceleration request concurrently with this Amendment.

If you have any questions concerning this filing please contact JoAnn M. Strasser at (513) 352-6725.

Very truly yours,

/s/ THOMPSON HINE LLP

THOMPSON HINE LLP